UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Month of August 2017

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 33, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.        Stock Exchange announcement dated 1 August 2017 entitled ' Total voting rights and issued capital'

2.         Stock Exchange announcement dated 2 August 2017 entitled ‘Rio Tinto Share buyback programme ’

3.         Stock Exchange announcement dated 3 August2017 entitled 'Transaction in Own Shares'

4.         Stock Exchange announcement dated 4 August 2017 entitled 'Transaction in Own Shares'

5.         Stock Exchange announcement dated 7 August 2017 entitled 'Transaction in Own Shares'

6.         Stock Exchange announcement dated 8 August 2017 entitled 'Transaction in Own Shares'

7.         Stock Exchange announcement dated 9 August 2017 entitled 'Transaction in Own Shares'

8.         Stock Exchange announcement dated 9 August 2017 entitled 'Presentation-Iron Ore-investor roadshow'

9.         Stock Exchange announcement dated 10 August 2017 entitled 'Transaction in Own Shares'

10.     Stock Exchange announcement dated 11 August 2017 entitled 'Transaction in Own Shares'

11.     Stock Exchange announcement dated 14 August 2017 entitled 'Transaction in Own Shares'

12.     Stock Exchange announcement dated 15 August 2017 entitled 'Transaction in Own Shares'

13.     Stock Exchange announcement dated 16 August 2017 entitled 'Transaction in Own Shares'

14.     Stock Exchange announcement dated 17 August 2017 entitled 'Transaction in Own Shares’

15.     Stock Exchange announcement dated 17 August 2017 entitled 'Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’

16.     Stock Exchange announcement dated 18 August 2017 entitled 'Transaction in Own Shares'

17.     Stock Exchange announcement dated 21 August 2017 entitled 'Transaction in Own Shares'

18.     Stock Exchange announcement dated 22 August 2017 entitled 'Transaction in Own Shares'

19.     Stock Exchange announcement dated 23 August 2017 entitled 'Transaction in Own Shares'

20.     Stock Exchange announcement dated 24 August 2017 entitled 'Transaction in Own Shares'

21.     Stock Exchange announcement dated 25 August 2017 entitled 'Transaction in Own Shares'

22.     Stock Exchange announcement dated 29 August 2017 entitled 'Transaction in Own Shares'

23.     Stock Exchange announcement dated 30 August 2017 entitled 'Transaction in Own Shares'

24.     Media release announcement dated 30 August 2017 entitled ‘Rio Tinto’s US$338 million Silvergrass iron ore mine officially open’

25.     Stock Exchange announcement dated 31 August 2017 entitled 'Transaction in Own Shares'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc

Rio Tinto Limited
(Registrant)	(Registrant)

By /s/ Steve Allen	By /s/ Steve Allen
Name Steve Allen	Name Steve Allen
Title Company Secretary	Title Joint Company Secretary

Date 1 September 2017	1 September 2017